LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: [redacted]

SEC 12g3-2(b) exemption: 82-3640

PRI

Date: March 4, 2004

Leeward announces progress on Set Ga Done exploration

James W. Davis, President, is pleased to announce that Leeward and its joint venture partner, Jet Gold Inc., have received a report dated March 4 from Alex Burton, P.Eng., P. Geo., on the progress of exploration on the Set Ga Done gold property in Myanmar. "The zone of alteration and mineralization is probably 30 to 40 metres wide, with an apparent width of between 10 to 20 metres of the better mineralized zone." He goes on to say that the zone can be traced for 700 metres. Previous drilling, which partially penetrated this zone, intersected 9.80 g/t god over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that that analyzed 8.48 g/t. before the hole was abandoned. These previous results cannot be used to characterize the entire zone.

The Set Ga Done property is 700 square kilometres in size and property-scale exploration is being carried out as part of the program. This work includes geochemical sampling and geological mapping extending and following up on previous results plus covering unmapped areas. A reexamination of the Nga Mu Gyi gold showing has potentially extended this zone from 50 metres, to 500 metres in length. There are a series of gold anomalies to the south within the area. These stream gold anomalies are at least as good as or better than Set Ga Done and Nga Mu Gyi. These anomalies will be followed up as soon as possible.

The geological setting of the Set Ga Done Block appears prospective for Carlin-type mineralization. A systematic evaluation of this potential is an integral part of the current exploration program.

After numerous delays, the diamond drill is scheduled to depart Yangon today and be onsite early the week of March 7. Drilling will be focused on the Set Ga Done gold zone. A comprehensive program of quality control protocol (QA/QC) is in place. All samples will be sawed, logged, and sampled; and then placed in sealed containers for direct transport to Yangon for direct shipment to a Canadian laboratory. Chain-of-custody forms will be completed. Standards and blanks will be inserted in the sample stream for quality control of the analyses.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

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